FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

                                                                                                                                                        Form 20-F  _____     Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

New Found Intercepts 4.27 g/t Au Over 31.55m, Extends Keats West to 250m Along Strike

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 18, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 25 diamond drill holes that were completed as part of a drill program designed to expand on both the newly discovered Keats West zone, a low-angle thrust fault that dips gently to the south-southwest and located on the west side of the highly prospective Appleton Fault Zone (“AFZ”) and from Keats North. New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats West and Keats North Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-852	161.95	164.45	2.50	16.00	Keats N
Including	162.90	163.45	0.55	69.10
And	171.50	173.65	2.15	10.76
Including	172.50	173.05	0.55	40.50
NFGC-22-880	173.75	175.85	2.10	14.43	Keats N
Including	174.50	174.95	0.45	64.00
NFGC-22-901	181.65	184.30	2.65	18.17	Keats N
Including	182.80	183.20	0.40	98.70
NFGC-22-946	94.85	97.00	2.15	13.12	Keats FW
Including	95.40	96.40	1.00	27.80
NFGC-22-911	56.00	87.55	31.55	4.27	Keats W
Including	60.70	62.10	1.40	14.66
Including	86.00	87.55	1.55	31.06
NFGC-22-935	105.90	123.50	17.60	2.07	Keats W
Including	114.45	114.85	0.40	10.60
NFGC-22-996	39.40	64.00	24.60	1.28	Keats W
NFGC-22-1049A	66.40	77.35	10.95	1.40	Keats W
And	95.00	107.20	12.20	1.10
NFGC-23-1108	94.00	98.65	4.65	8.42	Keats W
Including	95.00	96.45	1.45	12.47
Including	98.00	98.65	0.65	12.60

Table 1: Keats West and Keats North Drilling Highlights

1Note at Keats West, host structures are interpreted to be shallowly dipping and true widths are generally estimated to be 60% to 95% of reported intervals. At Keats North, true widths are unknown at this time. At Keats FW host structures are interpreted to be steeply dipping and true widths are generally estimated to be 40% to 55% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Step-out drilling has increased the strike length at Keats West to 250m. The mineralized footprint of Keats West now spans 250m wide x 305m down dip, averaging approximately 30m thick.
  Infill drilling at Keats West continues to demonstrate excellent continuity of the gold mineralization over broad thicknesses with highlight intervals of 4.27 g/t Au over 31.55m in NFGC-22-911, 8.42 g/t Au over 4.65m in NFGC-23-1108 and 2.07 g/t Au over 17.60m in NFGC-22-935 (Figures 1 – 3).
  At Keats North, drilling continues to intercept high-grade gold mineralization throughout this extensive network of veins and structure with highlight results of 16.0 g/t Au over 2.50m and 10.8 g/t Au over 2.15m in NFGC-22-852, 18.2 g/t Au over 2.65m in NFGC-22-901 and 14.4 g/t Au over 2.10m in NFGC-22-880. As shown in Figure 3, Keats North is located between Keats West and Iceberg adjacent to the AFZ; this domain is considered prime territory for making additional high-grade gold discoveries.

Melissa Render, VP of Exploration for New Found, stated: “Keats West ranks high amongst the many discoveries made to date at Queensway. It is also a very unique zone and for many reasons:

  Keats West represents the first major discovery made on the west side of the AFZ.
  It is the only structure discovered to date with a flat-lying orientation.
  The consistency of mineralization contained within the host structure is comparable to that of Keats and Iceberg, and in many cases is more uniformly and broadly distributed.
  The low-angle orientation has allowed drilling to remain shallow, still largely focused within the top 100m.

“Yet, despite its uniqueness, Keats West has also delivered two intercepts that reside on our list of top intervals ever drilled on the property including 42.6 g/t Au over 32.00m in NFGC-22-960 (released November 28, 2022) and 18.6 g/t Au over 16.00m in NFGC-22-773 (released on November 23, 2022). This reinforces that high-grade gold at Queensway can be found in a variety of structures and geological environments leading to no shortage of gold targets.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-806	47.00	49.00	2.00	3.67	Keats N
NFGC-22-813	10.30	13.00	2.70	1.97	Keats N
And[2]	22.00	36.10	14.10	2.13
Including[2]	22.55	23.60	1.05	15.67
And	47.50	49.70	2.20	1.01
NFGC-22-839	168.80	171.20	2.40	1.02	Keats N
And	257.00	259.40	2.40	1.65
NFGC-22-852	96.70	98.90	2.20	1.49	Keats N
And	161.95	164.45	2.50	16.00
Including	162.90	163.45	0.55	69.10
And	171.50	173.65	2.15	10.76
Including	172.50	173.05	0.55	40.50
And	245.00	247.00	2.00	1.51
NFGC-22-860	191.80	194.00	2.20	1.09	Keats FW
And	216.00	218.00	2.00	7.94
Including	216.60	217.30	0.70	22.20
And	363.30	367.15	3.85	3.23
NFGC-22-864	139.50	141.65	2.15	1.21	Keats N
NFGC-22-880	113.65	116.15	2.50	1.01	Keats N
And	173.75	175.85	2.10	14.43
Including	174.50	174.95	0.45	64.00
NFGC-22-901	52.70	54.85	2.15	1.16	Keats N
And	62.00	64.25	2.25	1.07
And	181.65	184.30	2.65	18.17
Including	182.80	183.20	0.40	98.70
NFGC-22-907	90.00	92.15	2.15	1.97	Keats FW
And	99.00	101.00	2.00	1.19
And	139.60	142.00	2.40	1.17
And	247.15	249.90	2.75	1.67
NFGC-22-909	No Significant Values				Keats N
NFGC-22-911	16.80	24.20	7.40	1.33	Keats W
And	29.00	32.05	3.05	1.41
And	56.00	87.55	31.55	4.27
Including	60.70	62.10	1.40	14.66
Including	86.00	87.55	1.55	31.06
NFGC-22-921	No Significant Values				Keats N
NFGC-22-926	No Significant Values				Keats W
NFGC-22-935	11.00	13.00	2.00	1.14	Keats W
And	39.60	46.00	6.40	1.36
And	63.00	65.00	2.00	1.30
And	70.60	78.00	7.40	2.11
And	86.00	90.00	4.00	2.68
And	105.90	123.50	17.60	2.07
Including	114.45	114.85	0.40	10.60
NFGC-22-936	253.85	255.85	2.00	1.59	Keats N
And	315.00	317.00	2.00	1.85
NFGC-22-946	94.85	97.00	2.15	13.12	Keats FW
Including	95.40	96.40	1.00	27.80
NFGC-22-961	75.90	78.15	2.25	1.57	Keats N
NFGC-22-967	No Significant Values				Keats FW
NFGC-22-978A	24.85	32.35	7.50	2.32	Keats W
And	37.10	44.75	7.65	2.33
And	51.40	54.40	3.00	3.97
And	102.55	105.20	2.65	3.36
And	126.00	136.70	10.70	1.34
And	145.10	148.65	3.55	1.05
NFGC-22-996	23.40	25.75	2.35	2.54	Keats W
And	39.40	64.00	24.60	1.28
NFGC-22-1023	No Significant Values				Keats N
NFGC-22-1036	No Significant Values				Keats N
NFGC-22-1048	No Significant Values				Keats N
NFGC-22-1049A	66.40	77.35	10.95	1.40	Keats W
And	95.00	107.20	12.20	1.10
And	123.00	129.05	6.05	1.40
NFGC-23-1108	56.00	62.30	6.30	2.39	Keats W
And	82.40	84.70	2.30	1.28
And	94.00	98.65	4.65	8.42
Including	95.00	96.45	1.45	12.47
Including	98.00	98.65	0.65	12.60

Table 2: Summary of composite results reported in this press release for Keats West and Keats North

1Note at Keats West, host structures are interpreted to be shallowly dipping and true widths are generally estimated to be 60% to 95% of reported intervals. At Keats North, true widths are unknown at this time. At Keats FW host structures are interpreted to be steeply dipping and true widths are generally estimated to be 40% to 55% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.2Previously reported interval.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-806	300	-62	188	658233	5427802	Keats N
NFGC-22-813	300	-62	158	658243	5427825	Keats N
NFGC-22-839	299	-45	332	658320	5427837	Keats N
NFGC-22-852	300	-45	281	658256	5427875	Keats N
NFGC-22-860	119	-45	414	657811	5427655	Keats W
NFGC-22-864	300	-45	503	658314	5427869	Keats N
NFGC-22-880	300	-45	416	658278	5427862	Keats N
NFGC-22-901	300	-45	227	658278	5427920	Keats
NFGC-22-907	145	-49	318	657887	5427611	Keats W
NFGC-22-909	300	-45	356	658297	5427909	Keats N
NFGC-22-911	120	-45	352	657991	5428056	Keats W
NFGC-22-921	300	-45	335	658321	5427895	Keats N
NFGC-22-926	300	-45	191	657989	5428057	Keats W
NFGC-22-935	120	-45	302	657962	5428016	Keats W
NFGC-22-936	300	-45	428	658388	5428058	Keats
NFGC-22-946	300	-45	176	658165	5427523	Keats
NFGC-22-961	300	-45	302	658370	5428068	Keats
NFGC-22-967	300	-45	329	658109	5427526	Keats
NFGC-22-978A	118	-50	204	657980	5427948	Keats W
NFGC-22-996	35	-45	93	658124	5427976	Keats W
NFGC-22-1023	300	-45	167	658451	5427964	Keats N
NFGC-22-1036	300	-45	257	658461	5427929	Keats N
NFGC-22-1048	300	-45	275	658430	5427919	Keats N
NFGC-22-1049A	114	-45	315	657909	5427989	Keats W
NFGC-23-1108	55	-47	233	657906	5427818	Keats W

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 60,600m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated April 18, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $64 million as of April 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: April 18, 2023	By:	/s/ Collin Kettell
Chief Executive Officer